# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Delek US Holdings, Inc, CIK 0001694426
CUSIP: 24665A103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 10/24/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001603837

## Reporting persons
- Ion Asset Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,258,371; shared voting power 0; sole dispositive power 3,258,371; shared dispositive power 0; aggregate amount beneficially owned 3,258,371 (5.05% of the class)

## Item 1. Issuer
Name of issuer: Delek US Holdings, Inc
Address of issuer's principal executive offices: 310 SEVEN SPRINGS WAY, BRENTWOOD, Tennessee, 37027

## Item 2. Person Filing
Name of person filing: ION Asset Management Ltd. (the "Reporting Person"). The Reporting Person is currently re-submitting this Statement of Beneficial Ownership on Schedule 13G (this "Schedule 13G") under the correct Issuer CIK. The Reporting Person originally filed this Schedule 13G in a timely manner on October 29, 2024, but inadvertently did so under the incorrect Issuer CIK 0001351541 (Delek US Energy, INC). Now that the Reporting Person has become aware of that error, it is re-submitting the Schedule 13G (in its original form, with original dates included) under the correct Issuer CIK 0001694426 (Delek US Holdings, Inc).
Address of principal business office or, if none, residence: The principal business address of ION Asset Management Ltd is 13th Floor, Building E, 89 Medinat Hayehudim Street, Herzliyah, Israel.
Citizenship: ION Asset Management Ltd is organized under the laws of the Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of October 24, 2024, the Reporting Person beneficially owns, in the aggregate, 3,258,371 shares of Common Stock
Percent of class: 5.05%
Sole power to vote or to direct the vote: 3,258,371
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,258,371
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ion Asset Management Ltd.: Anthony Reich, Anthony Reich/CFO (10/29/2024)